Advanced Environmental Recycling Technologies, Inc

914 N. JEFFERSON STREET

SPRINGDALE, ARK 72765

Telephone: 479-756-7400

Fax: 479-756-7410

November 3, 2011

Mr. John Hartz
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE-MS 7010Washington, D.C. 20549

RE:          Advanced Environmental Recycling Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 8, 2011
File No. 1-10367

Dear Mr. Hartz:

The purpose of this letter is to respond to your letter dated October 20, 2011. To assist you in reviewing our response, we have preceded our response with a copy (in italic type) of the point as stated in your letter.

Form 10-K for Fiscal Quarter Ended December 31, 2010

General

1.
We note your response to comments three and five in our letter dated September 15, 2011. As previously requested, please show us in your supplemental response what the revisions in future filings will look like.

Response to Comment Three:

“The line of credit facility includes a debt service coverage ratio, current ratio, accounts payable, debt to equity ratio, and accounts receivable aging covenants, and customary restrictions on dividends and the incurrence of additional debt or liens, among other

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matters. At quarter ending March 31, 2011, we were in compliance with the accounts receivable covenant. As of quarter ending June 30, 2011, we were in compliance with the accounts payable and accounts receivable covenants but not in compliance with the remaining covenants. In connection with the recapitalization described below, Liberty Bank agreed that it would not declare an event of default or make a demand for payment through November 30, 2011.

The Company will include the following table in the Management Discussion & Analysis:

Debt Covenants

Our line of credit contains certain financial covenants:

Liberty Bank Line of Credit Debt Covenants	June 30, 2011	Compliance
Long-term debt service coverage ratio for last four quarters of at least 2.00 to 1.00	1.6	No
Current ratio of not less than 1.00 to 1.00	0.6	No
Not more than 10% of accounts payable in excess of 75 days past invoice date	7.8%	Yes
Not more than 20% of accounts receivable in excess of 90 days past invoice date	0.57%	Yes

Response to Comment Five:

The debt to equity ratio, current ratio and long-term debt service ratio covenants have been evaluated and the Company has determined that these covenants will not be met for future periods. The Company is requesting financing proposals from various lenders to refinance the asset based lending facility to repay amounts due under the existing facility. It is expected that the new credit facility would have covenants that would be attainable by the Company.  If the Company is unsuccessful with the above course of action, we will attempt to renegotiate the facility with the existing lender to agree on covenants which can be met. In the event that we are unsuccessful in negotiating terms, then the bank could either renew or exercise rights to call on the guarantor or demand payment.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Note 6 – Earnings Per Share

2.
We note your response to comment two in our letter dated September 15, 2011. Please help us better understand how your determination of earnings per share using the two-class method complies with the guidance provided in ASC 260-10-45-49A through 68B as well as Example 9 of

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ASC 260-10-55. Your disclosures in Note 8 indicate that the Series E Convertible Preferred Stock does not participate in dividends on a one-to-one basis with common shares. In this regard, it is not clear how you allocated income to the Series E Convertible Preferred Stock and common stock holders and correspondingly how you arrived at the amount of income per share for each security pursuant to ASC 260-10-45-60B. Please advice.

Response:

The following table will be used to disclose the earnings per share calculation:

	Qtr ended June 30, 2011	Six months ended June 30, 2011
Net Income	$334	$941,426

Preferred Stock dividend	($308,581)	($488,255)

Net Income (Loss) to Common Shareholders	($308,247)	$453,171

Per Share information:
Basic earnings per common and participating share:
Distributed earnings per share:
Common	$0.00	$0.00
Preferred	$15.04	$23.79

Undistributed earnings per share:
Common	$0.00	$0.00
Preferred	$0.00	$17.44

Basic weighted average common shares:
Common weighted average number of shares	89,429,437	72,854,899
Participating preferred shares	273,655,320	158,111,963
Total weighted average number of shares	363,084,757	230,966,861

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Note 7 – Debt and Note 8 – Recapitalization

3.
We note your response to prior comment four in our letter dated September 15, 2011. We continue to have difficulty understanding your consideration of ASC 815-40-15 in regards to the anti-dilution adjustments which will be made in the event that you:

•
make changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock: and

•
take any action that would result in the dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations (including granting of stock appreciation rights, phantom stock rights or other rights with equity features).

Please provide us with your analysis pursuant to ASC 815-40-15, which shows how you determined that the conversion features related to the Series E Preferred Stock are indexed to your own stock. Please also refer to the examples provided in ASC 815-40-55, including Example 9, in your analysis.

Response:

“The initial conversion price of the Series E Preferred Stock is fixed and will remain the conversion price subject to the anti-dilution adjustments described below.  The conversion price of the Series E Preferred Stock is subject to customary weighted-average anti-dilution adjustments, which will be made (subject to certain exceptions) in the event that AERT:

•	issuance or sales of common stock for consideration per share less than a price equal to the current market price in effect immediately prior to such issue or sale

•	pays dividends or other distributions on the common stock in shares of common stock;

•	subdivides, splits or combines the shares of common stock;

•	subject to certain exceptions and limitations, issues options, rights or warrants entitling the holders to purchase common stock at less than the then-current market price

•
issues or sells any securities that are convertible into or exercisable or exchangeable for common stock and the lowest price per share for which one share of common stock is issuable upon the conversion, exercise or exchange thereof is less than the then-current market price;

•	makes changes to the terms of outstanding options, warrants, or convertible securities (including those that were outstanding as of March 18, 2011, the original issue date of

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the Series E Preferred Stock) and that would result in a dilutive effect on the Series E Preferred Stock; in general, and

•	takes any action that would result in dilution of the Series E Preferred Stock but is not specifically provided for in the Series E Preferred Stock certificate of designations

In connection with this transaction, we evaluated all of the above potential adjustments.  We noted that all of the pricing adjustments are designed to maintain the initial position of the preferred series E holders, and as such, the manner in which these provisions would be settled (if triggered) remains indexed to our own stock based on the provisions of ASC 815-40-15.

For example, if the Company sold shares for less than current market price, the formula included in the agreement is to protect the series E holders to allow them to maintain their current percentage.  Therefore, the settlement provision of the price adjustment is for the holders to receive additional shares based on a fixed ratio.  This type of settlement provision qualifies as one that is indexed to our own stock based on it being a fixed-for-fixed option as described by ASC 815-40-15.

Similarly, the other potential adjustments to the conversion price are also considered indexed to our own stock based on the provisions of ASC 815-40-15.  As such, and given the classification of the preferred stock in temporary equity, these contingent adjustments were not considered derivative instruments and we did not separate them from the preferred stock.

The example 9 in ASC 815-40-15 provides for an adjustment for the exercise price that improves the position of the holders compared to the common shareholders.  In the Company’s case, the conversion calculation only maintains the preferred holder’s position.

Very truly yours,

Advanced Environmental Recycling Technologies

/s/ J.R. Brian Hanna
By J.R. Brian Hanna - Chief Financial Officer and Principal Accounting Officer

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